Steve Suleski
Vice President
Office of General Counsel
Phone:  608/231-7653
Fax:    608/236-7653
E-mail: steve.suleski@cunamutual.com


                                 April 27, 2007


VIA EDGAR

Mr. Robert S. Lamont, Jr.
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


          Re:   Ultra Series Fund
                File Nos. 002-87775 and 811-4815


Commissioners:

         On April 3, 2007, you provided comments by telephone to Diane Fisher on post-effective amendment number 36 to the above-cited registration statement for Ultra Series Fund (the "Trust"). In a telephone call on April 10, 2007 with Cynthia A. Reid of the law firm of Sutherland Asbill & Brennan LLP, you discussed your first comment. On behalf of the Trust, set forth below are the Trust's responses to your comments.

     1.  Page 2 -- Conservative Allocation Fund under "Total Returns".

         "Please include a footnote defining/explaining what makes up the Merrill Lynch U.S. Domestic Master Index (similar to the explanation for the Conservative Allocation Fund Custom Index)."

         Response: As discussed in your conversation with Ms. Reid, because the Trust has used this benchmark index for several years, the Trust prefers not to make that change at this time.

     2.  Page 14 -- Diversified Income Fund -- Principal

         "Instead of referring investors to other fund pages, please describe the risks of investing in the Diversified Income Fund on that fund page. Please make similar changes throughout the prospectus so that each fund page contains the specific risks of that fund."

         Response: The prospectus has been revised accordingly.

     3.  Page 14 -- Diversified Income Fund -- "Total Returns bar chart"

         "Please include a footnote explaining that the fund changed investment strategies effective May 1, 2007 and the performance information reflects performance under the old strategy. This new footnote should stay in the prospectus for a few years."

         Response: We included the following footnote: "For periods shown prior to May 1, 2007, the above results reflect the performance of the fund prior to the change in investment strategy from the Balanced Fund to Diversified Income Fund."

     4.  Page 32 -- Annual Fund Operating Expense Chart:

         "Please make the following revisions to the column headings:"

         a-"Total Annual Direct Fund Operating Expenses" should read "Total Annual Fund Operating Expenses."

         b-"Estimated Acquired Fund Fees and Expenses" should read "Acquired Fund Fees and Expenses."

         c-"Total Annual Direct and Acquired Fund Operation Expenses" should read "Total Annual Operating Expenses."

         Response: We have revised the column headings.

The Trust's Representations

         As you requested, on behalf of the Trust, we make the following representations:

         The disclosure in the Registration Statement is the responsibility of the Trust. The Trust acknowledges that any action of the Securities and Exchange Commission (the "Commission"), or its staff acting pursuant to delegated authority, in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures therein. The Trust also represents to the Commission that should the Commission or its staff declare the Registration Statement effective or accelerate the effective date thereof, the Trust will not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

         We hope that you find these responses satisfactory. Please do not hesitate to contact the undersigned at (608) 231-7653 if you have any comments or questions regarding the above responses.


                                        Sincerely,

                                        /s/Steve Suleski

                                        Steve Suleski

Attachments